Exhibit 99.2

Year End

2009

Financial Statements

December 31, 2009

New Gold Inc.
December 31, 2009

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of New Gold Inc.  The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte and Touche LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).
(Signed) Robert Gallagher	(Signed) Brian Penny

Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Ontario
March 4, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the consolidated balance sheets of New Gold Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) our report to the Board of Directors and Shareholders, dated March 4, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 4, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2010

New Gold Inc.
Consolidated statements of operations
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	2009	2008
	$	$

Revenues	323,780	143,083
Operating expenses	(176,491)	(103,130)
Depreciation and depletion	(58,668)	(18,551)
Earnings from mine operations	88,621	21,402

Corporate administration	(24,689)	(22,446)
Business combination transaction costs	(6,583)	-
Exploration	(6,412)	(4,026)
Goodwill impairment charge (Note 4 (a))	(192,099)	-

Loss from operations	(141,162)	(5,070)
Other income (expense)
Realized and unrealized gain on gold contracts (Note 11 (a))	8,161	-
Realized and unrealized gain on fuel contracts (Note 11 (b))	797	-
Realized and unrealized loss on investments	351	-
Interest and other income	4,896	5,374
Gain on redemption of long-term debt (Note 10(a))	14,236	-
Interest and finance fees	(3,140)	(1,507)
Gain (loss) on foreign exchange	(52,667)	68,819

Earnings (loss) before taxes	(168,528)	67,616
Income and mining taxes (Note 13)	(14,906)	3,268

Net earnings (loss) from continuing operations	(183,434)	70,884
Loss from discontinued operations, (Note 8)	(10,882)	(173,563)
Net loss	(194,316)	(102,679)

Earnings (loss) per share from continuing operations
Basic and diluted	(0.60)	0.48

Loss per share from discontinued operations
Basic and diluted	(0.04)	(1.17)

Loss per share
Basic and diluted	(0.64)	(0.69)

Weighted average number of shares outstanding (in thousands)
Basic	306,288	148,126
Diluted	306,288	148,616

(i) Stock option expense (a non-cash item included in corporate administration)	(6,621)	(7,039)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of comprehensive loss
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars)
	2009	2008
	$	$

Net loss	(194,316)	(102,679)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(45,698)	-
Unrealized gains on mark-to-market of fuel contracts	189	-
Gain on available-for-sale securities (net of tax of $Nil)	-	1,160
Future income tax	17,870	-
Total other comprehensive income (loss)	(27,639)	1,160
Total comprehensive loss	(221,955)	(101,519)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated balance sheets
as at December 31
(Expressed in thousands of U.S. dollars)
	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	262,325	182,013
Restricted cash (Note 5)	9,201	-
Accounts receivable	10,345	11,232
Inventories (Note 6)	86,299	23,265
Future income and mining taxes (Note 13)	8,848	2,690
Current portion of mark-to-market gain on fuel contracts (Note 11)	706	-
Prepaid expenses and other	6,933	4,991
Current assets of operations held for sale (Note 8)	10,298	18,746
Total current assets	394,955	242,937

Investments (Note 7)	45,890	77,016
Mining interests (Note 9)	2,000,438	1,609,224
Future income tax asset (Note 13)	2,250	-
Reclamation deposits and other (Note 14)	17,646	4,900
Assets of operations held for sale (Note 8)	27,080	23,624
Total assets	2,488,259	1,957,701

Liabilities
Current liabilities
Accounts payable and accrued liabilities	36,033	28,759
Current portion of long-term debt (Note 10)	12,088	-
Current portion of mark-to-market loss on gold contracts (Note 11 (a))	19,206	-
Income and mining taxes payable (Note 13)	15,677	5,126
Current liabilities of operations held for sale (Note 8)	10,414	20,120
Total current liabilities	93,418	54,005

Reclamation and closure cost obligations (Note 14)	19,889	8,701
Mark-to-market loss on gold contracts (Note 11 (a))	76,780	-
Future income and mining taxes (Note 13)	316,426	224,068
Long-term debt (Note 10)	225,456	212,387
Employee benefits and other	5,355	3,808
Liabilities of operations held for sale (Note 8)	19,890	12,944
Total liabilities	757,214	515,913

Shareholders' equity
Common shares (Note 12 (a))	1,810,865	1,321,110
Contributed surplus	82,984	65,409
Share purchase warrants (Note 12 (e))	150,656	145,614
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(29,205)	(406)
Deficit	(305,859)	(111,543)
	(335,064)	(111,949)
Total shareholders' equity	1,731,045	1,441,788
Total liabilities and shareholders' equity	2,488,259	1,957,701

Commitments and contingencies (Note 21)

Approved by the Board

(Signed) Robert Gallagher
Robert Gallagher, Director

(Signed) James Estey
James Estey, Director

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of shareholders' equity
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars, except share amounts)
	2009	2008
	$	$
Common shares
Balance, beginning of year	1,321,110	339,796
Shares issued, net of share issue costs	103,122	-
Shares issued for mineral properties	63	-
Acquisition of Western Goldfields (Note 4 (a))	375,367	-
Exercise of options	11,203	3,022
Exercise of special warrants	-	80,448
Exercise of warrants	-	3,167
Acquisition of Metallica (Note 4 (b)(i))	-	605,139
Acquisition of NGI (Note 4 (b)(ii))	-	289,538
Balance, end of year	1,810,865	1,321,110

Contributed surplus
Balance, beginning of year	65,409	6,166
Exercise of options	(5,803)	(1,664)
Acquisition of Western Goldfields (Note 4 (a))	9,949	-
Acquisition of Metallica (Note 4 (b)(i))	-	7,294
Acquisition of NGI (Note 4 (b)(ii))	-	8,241
Expiry of warrants	6,808	38,333
Stock-based compensation	6,621	7,039
Balance, end of year	82,984	65,409

Special warrants
Balance, beginning of year	-	104,166
Exercise of special warrants	-	(104,166)
Balance, end of year	-	-

Share purchase warrants
Balance, beginning of year	145,614	57,673
Acquisition of Western Goldfields (Note 4 (a))	11,850	-
Acquisition of Metallica (Note 4 (b)(i))	-	46,674
Acquisition of NGI (Note 4 (b)(ii))	-	57,415
Exercise of special warrants	-	23,718
Exercise of warrants	-	(1,533)
Expiry of warrants	(6,808)	(38,333)
Balance, end of year	150,656	145,614

Equity component of convertible debentures
Balance, beginning of year	21,604	-
Acquisition of NGI (Note 4 (b)(ii))	-	21,604
Balance, end of year	21,604	21,604

Accumulated other comprehensive loss
Balance, beginning of year	(406)	(1,566)
Net change in fair value of hedging instruments (Note 11)	(27,639)	-
Reclassification of gains on available-for-sale investments to earnings	(1,160)	-
Unrealized gain on available-for-sale investments	-	1,160
Balance, end of year	(29,205)	(406)

Deficit
Balance, beginning of year	(111,543)	(8,864)
Net loss	(194,316)	(102,679)
Balance, end of year	(305,859)	(111,543)

Total shareholders' equity	1,731,045	1,441,788

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Consolidated statements of cash flows
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars)
	2009	2008
	$	$
Operating activities
Net Loss	(194,316)	(102,679)
Loss from discontinued operations	10,882	173,563
Items not involving cash
Goodwill impairment charge (Note 4 (a))	192,099	-
Unrealized and realized gain on gold contracts	(12,389)	-
Unrealized gain on fuel contracts	(523)	-
Unrealized foreign exchange loss (gain)	46,057	(66,677)
Depreciation and depletion	59,473	18,866
Stock option expense	6,621	7,039
Future income and mining taxes	(1,441)	(9,741)
Gain on redemption of long-term debt	(14,236)	-
Other	-	1,129
Loss on investments	351	-
Change in non-cash working capital (Note 15)	(13,597)	1,573
Cash provided by continuing operations	78,981	23,073
Cash provided by discontinued operations	5,576	1,612

Investing activities
Mining interests	(111,522)	(126,791)
Reclamation deposits	(1,547)	(1,225)
Cash acquired in business combination and asset acquisition (Note 4 (a))	20,735	137,718
Receipt of accrued interest on investments	3,015	-
Proceeds from settlement of investments	36,636	32,440
Cash provided by (used in) continuing operations	(52,683)	42,142
Cash used in discontinued operations	(1,405)	(7,077)

Financing activities
Common shares issued	107,015	2,991
Repayment of long-term debt	(66,981)	(10,000)
Cash provided by (used in) continuing operations	40,034	(7,009)
Cash provided by (used in) discontinued operations	(7,000)	7,000

Effect of exchange rate changes on cash and cash equivalents	13,980	(23,997)

Increase in cash and cash equivalents	77,483	35,744
Cash and cash equivalents, beginning of year	185,668	149,924
Cash and cash equivalents, end of year	263,151	185,668

Comprised of
Cash and cash equivalents of continuing operations	262,325	182,013
Cash and cash equivalents of discontinued operations	826	3,655
	263,151	185,668

Cash and cash equivalents are comprised of
Cash	84,961	21,398
Short-term money market instruments	178,190	164,270
	263,151	185,668

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.           Description of business and nature of operations

New Gold Inc. and its wholly owned subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  New Gold Inc.’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mine in Australia.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.  New Gold Inc. also owns the Amapari Mine in Brazil.

On June 30, 2008 New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold”) completed a business combination and the acquisition of assets (the “Transaction” see Note 4 (b)).  In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes.  As such, these consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold.  Following completion of the Transaction, Peak Gold changed its name to New Gold Inc. (“New Gold” or the “Company”) for financial reporting purposes.  References to NGI in these consolidated financial statements refer to transactions involving the pre-transaction public company New Gold Inc. These consolidated financial statements include the operating results of NGI and Metallica since June 30, 2008.  Prior to this date, only the operations of Amapari and Peak Mine were included.

In connection with the Transaction, shareholders of Peak Gold exchanged one common share of Peak Gold for 0.1 of a New Gold common share and nominal cash consideration.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4 (a)) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009.  May 27, 2009 was determined to be the date of acquisition and these consolidated financial statements include the results of Western Goldfields from May 27, 2009 to December 31, 2009.

At December 31, 2009, the Amapari Mine was classified as a discontinued operation and therefore all financial results for this mine has been presented separately from continuing operations for current and comparative periods (see Note 8). Prior year comparative figures have been restated to conform to current period presentation.  As described in Note 22 (b), subsequent to December 31, 2009, the Company has reached an agreement to dispose of the Amapari Mine subject to certain conditions including financing.

As described in Note 22 (a), subsequent to December 31, 2009, the Company exercised its right of first refusal on the El Morro development project, completed the acquisition of the 70% interest from Xstrata, and subsequently completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest.  The Company continues to own a 30% interest in El Morro.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the significant accounting policies outlined below.  Material differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”) are described in Note 24.

(a)           Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at December 31, 2009 and 2008 and results of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, have been made.

The principal subsidiaries of the Company as of December 31, 2009 are as follows:

Subsidiary	Interest

Metallica Resources Inc.	100%
Metallica Resources Alaska Inc.	100%
Minera Metallica Resources Chile Limitada	100%
Minera San Xavier, S.A. de C.V.	100%
Mineração Pedra Branca do Amapari Ltda (“Amapari”)	100%
Peak Gold Mines Pty	100%
Inversiones El Morro Limitada	100%
Western Goldfields Inc.	100%
Western Goldfields (USA) Inc.	100%
Western Mesquite Mines Inc.	100%

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

(b)           Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

The preparation of consolidated financial statements in conformity with Canadian GAAP and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, measurement of revenue and accounts receivable, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the assumptions used in the accounting for stock-based compensation, valuation of warrants, valuation of embedded derivatives, valuation of derivative instruments, valuation of investments, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(c)           Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and U.S. government treasury bills.

(d)           Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).  Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

In-process inventory represents materials that are currently in the process of being converted into finished goods.  The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(e)           Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition.  The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine.  The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.  Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are expensed.  Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(e)           Mining interests (continued)

Interest expense allocable to the costs of developing mining properties and constructing new facilities is capitalized and included in the carrying amounts of related assets until mining properties reach commercial production and facilities are ready for their intended use.

(f)           Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment.  These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(g)           Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.  Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(h)           Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and it is capable of being measured reliably.  Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(i)           Foreign currency translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings. In addition, unrealized gains and losses due to movement in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(i)           Foreign currency translation (continued)

The accounts of subsidiaries, which are considered to be integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

(j)           Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(k)           Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

(l)           Long-term incentive plans

As part of its long-term incentive plans, the Company has established an employee stock option plan.  The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

The Company has also established a share unit award plan that will result in future cash payments to the holder of share unit awards as a long-term incentive plan.  As the Company is required to settle this award in cash based on the market price of the Company’s common shares, the Company will record the obligation as a liability based on the vesting of the awards.  Changes in the fair value of the award are included in compensation expense.

 (m)           Financial instruments - recognition and measurement

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized  gains  and  losses  recognized  in  other  comprehensive  income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(m)           Financial instruments - recognition and measurement (continued)

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date.  The quoted market price used for financial assets held by the Company is the current bid price.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values.

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading.  The Company has designated its asset backed notes (“AB Notes”) as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accrued liabilities, short-term borrowings and long-term debt are classified as other financial liabilities.  The accrued liability related to the share unit award plan has been classified as a financial liability held for trading.

Transaction costs related to financial instruments classified as held for trading are recognized immediately into income. For financial instruments classified as other than as held for trading, transaction costs are added to the financial instrument in accordance with the provision of CICA Handbook Section 3855.

Long-term debts are financial instruments which have been recorded at fair value at the date of acquisition and will be measured at amortized cost going forward.

(n)           Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this standard, the Company reports a statement of comprehensive income and accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet.  The components of other comprehensive income may include unrealized gains and losses on financial assets classified as available-for-sale, exchange gains and losses arising from the translation of financial statements of a self-sustaining foreign operation and the effective portion of the changes in fair value of cash flow hedging instruments.

(o)           Accounts receivable

Accounts receivable are carried at the lower of amortized cost or net realizable value. Accounts receivable are written off as they are determined to be uncollectible.  No accounts receivable were written off during the years ended December 31, 2009 and 2008.

(p)           Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(p)           Goodwill (continued)

The Company evaluates, on an annual basis or as circumstances warrant, the carrying amount of goodwill to determine whether current events and circumstances indicate that the  carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting unit’s carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value of goodwill over the implied fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

 (q)           Reclamation deposits

The Company maintains cash deposits that are restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Company has purchased for the Mesquite Mine.  For the New Afton Development, the Company has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia.  Reclamation deposits are designated as available-for-sale, are recorded at fair value, and are classified as a non-current asset.

(r)           Derivative instruments

The Company has entered arrangements for the purchase of fuel and the sale of gold.  The Company has designated these relationships as cash flow hedges.  As described in Note 10 (a), the Company has entered into a contract that contains an embedded derivative. This embedded derivative is not an accounting hedge.  Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Company’s balance sheet, with gains and losses for the effective portion of the hedging instruments in each period included in other comprehensive income, and the gains and losses for the ineffective portion of the hedging instrument and the gains or losses on the embedded derivative included in net income.

Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

3.           Changes in accounting policies

(a)           Accounting policies implemented effective January 1, 2009

(i)
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, Emerging Issues Committee (“EIC”) 27, Revenues and Expenditures in the Pre-operating Period is no longer applicable.  The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the year ended December 31, 2009.

(ii)
Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 was applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 was applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.  The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields. The impact was as follows:

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.	Changes in accounting policies (continued)

(a)           Accounting policies implemented effective January 1, 2009 (continued)

•
Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred. As a result of this, the Company has expensed approximately $6.6 million of transaction costs.

•
Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009). This resulted in using a share price of $2.63 versus a share price of $1.73. This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet (Note 4 (a)).

(iii)
On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at December 31, 2009. Without the inclusion of the Company’s own credit risk the fair value of the gold hedge liability would have been $109.2 million compared to $96.0 million at December 31, 2009.

(b)           Accounting policies implemented during the year ended December 31, 2009

(i)           Derivative instruments

Derivative instruments are recorded at fair value. On July 1, 2009, the Company’s existing gold contracts and fuel contracts were designated as cash flow hedges under the requirements of CICA Handbook Section 3865, Hedges. From that time forward, the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income and the ineffective portion is included in other income as an unrealized gain (loss) on gold hedging or fuel contracts in the statement of operations. Prior to meeting the requirements for cash flow hedges, changes in the fair values of the Company’s derivative instruments were recognized in net income.

(ii)           Financial Instruments Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.  The required disclosures are included in Note 19.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Changes in accounting policies (continued)

(b)           Accounting policies implemented during the year ended December 31, 2009 (continued)

(iii)           Accounting Changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes.  Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009.  The adoption of IFRS, as described in Note 3 (c) is not expected to qualify as an accounting change under CICA 1506.

(iv)           Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC-126 – Accounting by Mining Enterprises for Exploration Costs.  The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required.  The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

(v)           Equity

In August 2009, the CICA issued certain amendments to Section 3251 — Equity.  The amendments apply to entities that have adopted Section 1602 — Non-controlling interests.  The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests.  The amendments also require that non-controlling interests be presented separately as a component of equity.  The adoption of this standard has had no impact on the financial statements for the year ended December 31, 2009.

(c)           Accounting policies to be implemented subsequent to December 31, 2009

(i)           Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Changes in accounting policies (continued)

(c)           Accounting policies to be implemented subsequent to December 31, 2009 (continued)

(4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the year ended December 31, 2009.

           (ii)           International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition

(a)           Acquisition of Western Goldfields Inc.

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share and nominal cash consideration for each common share of Western Goldfields. The Business Combination received final court approval on May 27, 2009.

142,796,000 common shares issued to Western Goldfields’ shareholders were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

The final allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:

$

Issuance of New Gold shares (142,796,000 common shares)	375,554
Fair value of options issued	9,949
Fair value of warrants issued	11,850
Purchase consideration	397,353

Net assets acquired
Net working capital (including cash of $20,735)	39,427
Plant and equipment	102,693
Mining interest	234,479
Reclamation deposits	8,978
Other assets	1,790
Fair value of gold contracts	(50,960)
Long-term debt	(56,984)
Reclamation and closure costs obligations	(5,221)
Future income taxes	(68,948)
Goodwill	192,099
397,353

For purposes of these consolidated financial statements the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination.

Western Goldfields contributed $94.5 million and a loss of $159.3 million to the Company’s consolidated revenues and loss of continuing operations, respectively, since the date of acquisition.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition (continued)

(a)           Acquisition of Western Goldfields Inc. (continued)

In December 2009, the Company completed a review of certain tax positions related to the acquisition.  As a result of this review, the preliminary fair value allocation has been adjusted to reflect this review.  This review has resulted in adjustments to future income tax assets and liabilities.

(i)           Goodwill impairment charges

In preparing its first quarter consolidated financial statements, the Company elected to early adopt Section 1582. The acquisition date was determined to be May 27, 2009, the date the court approved the Business Combination under the Ontario Business Corporation Act (“OBCA”). On May 27, 2009, the share price was $2.63 (Cdn$2.92) which resulted in additional purchase consideration of $138.1 million that would not have been recorded under the Company’s previous accounting policy. As a result, the Company recorded approximately $192.1 million in goodwill for the Business Combination with Western Goldfields.

The Company allocated its goodwill to the Mesquite Mine as it was the only reporting unit acquired pursuant to the Western Goldfields Business Combination. The net asset value of the Mesquite Mine consists of plant and equipment and mining properties. Plant and equipment were valued using an independent third party valuator. Mining properties were valued using the discounted cash flow of proven and probable reserves, measured, indicated and inferred resources. In addition, the Company valued the exploration potential using prices paid for similar market transactions.

The carrying value of goodwill is reviewed at least annually and when impairment indicators exist. Asset valuations and impairment charges are based on management estimates and assumptions.

The Company determined that it could not support the carrying value of this goodwill and as a result the Company has recorded a goodwill impairment charge of $192.1 million for the year ended December 31, 2009.

(ii)           Pro forma financial information (unaudited)

The following unaudited pro forma information for the year ended December 31, 2009 reflects the acquisition of Western Goldfields as if it had been completed as of January 1, 2009.  These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the date indicated or that may be obtained in the future.

2009
$

Revenues	365,278
Net loss	(218,430)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition (continued)

 (b)           Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into a definitive agreement to complete a business combination (the “Transaction”) with Metallica and NGI.

(i)           Metallica

The acquisition of Metallica has been accounted for as a purchase transaction.  Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

87,448,000 common shares were issued to Metallica shareholders valued at $6.92 per share.  The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008.  Holders of options, warrants or other convertible instruments of Metallica (“Metallica equity instruments”) exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

The final allocation of the purchase price based on the consideration paid and Metallica’s net assets acquired was as follows:
$

Issuance of New Gold shares (87,448,000 common shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	3,651
Purchase consideration	662,758

Net assets acquired
Net working capital acquired (including cash of $34,154)	35,340
Mineral interest	814,352
Other long-term assets	2,214
Long-term liabilities	(3,684)
Future income tax liability	(185,464)
662,758

(ii)           NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,006,000 NGI common shares and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding.  As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,679,000 common shares of NGI.  The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition (continued)

(b)           Acquisition of Metallica and NGI (continued)

The final allocation of the purchase price based on the consideration paid and NGI’s net assets acquired is as follows:

$

Issuance of New Gold shares (37,006,000 common shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	4,011
Purchase consideration	359,205

Net working capital (including cash of $103,564)	85,687
Mineral interest	537,720
Other assets	94,631
Long-term liabilities	(252,892)
Future income tax liability	(84,337)
Convertible debentures	(21,604)
359,205

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interests to depletable and non-depletable properties, based on management’s best estimates and all available information at the time of the Transaction.

5.           Restricted cash

The Company has a term loan facility with a syndicate of banks (Note 10 (c)). On October 7, 2009, the terms of the loan facility were amended.  Under the requirements of the amended terms of this facility, the Company has set aside $9.2 million (2008 - $nil) in a debt service reserve account.  The debt service reserve account is established to hold an amount equal to the debt service amounts (principal and interest) payable on the next repayment date as set out in the amended credit agreement, and thereafter any surplus funds may be returned to the Company.  Interest earned on the debt service reserve account is for the account of the Company.

Upon the acquisition of Western Goldfields, the Company acquired restricted cash related to the original term loan facility.  This restricted cash was held in a cost overrun account until the completion of the Mesquite Mine development project which was deemed to have occurred under the terms of the amended credit agreement on October 7, 2009.  The unused funds from this account were applied to the debt service reserve account in connection to the amended credit agreement.

As described in Note 22 (d), the Company retired its term loan facility on February 26, 2010 by prepaying the amount due.  Upon the retirement of the term loan facility, the restricted cash has been released to the Company.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.           Inventories
	2009	2008
	$	$

Heap leach ore (a)	58,169	14,252
Work-in-process (b)	13,907	5,008
Finished goods	4,819	542
Stockpiled ore (c)	55	112
Supplies	9,349	3,351
	86,299	23,265

(a)           Heap leach ore

The recovery of gold ore at the Cerro San Pedro and Mesquite Mines is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

(b)           Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(c)           Stockpiled ore

The low-grade stockpiled ore is located at the Peak Mine and is forecasted to be drawn down throughout the remainder of the life of the mine.

The amount of inventories recognized in operating expenses for the year is $161.5 million (2008 - $97.7 million).  There were no write-downs or reversals of write-downs during the year.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Investments

The Company owns $99.4 million (Cdn$104.0 million) (2008 – $138.4 million (Cdn$169.0 million)) of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company has designated the investments as held-for-trading financial instruments.

During the year ended December 31, 2009, the Company disposed of $53.5 million (Cdn$56.3 million) of face value AB Notes for total proceeds of $29.8 million (Cdn$31.2 million).  Also the Company received principal repayments of Cdn$9.4 million as a return of capital of the Cdn$9.5 million face value MAV 3 Class 9 AB Notes.  Additionally, income relating to the period from when the ABCP was initially purchased in 2007 until August 31, 2008 was distributed to all investors of which the Company received Cdn$5.8 million in respect of it holdings.

The Company has estimated the fair value of the new AB Notes at December 31, 2009 and 2008 using the methodology and assumptions outlined below. The table below summarizes the Company’s valuations at December 31, 2009 and 2008:

	2009		2008
		Fair		Fair
	Face	value	Face	value	Expected
Restructuring categories	value	estimate*	value	estimate*	maturity date
	$	$	$	$
	(millions)	(millions)	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	66.7	39.3	81.2	46.6	December 31, 2016
A2 (rated A)	12.7	5.9	27.9	14.9	December 31, 2016
B	5.5	0.5	5.0	0.9	December 31, 2016
C	4.1	-	3.5	0.3	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	0.1	0.1	7.8	7.6	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	10.3	0.1	13.0	2.0	December 20, 2012 to
					October 24, 2016
Accrued interest	-	-	-	4.7	January 2, 2009
	99.4	45.9	138.4	77.0

During the fourth quarter of 2009, as a result of changes in the market for the AB Notes, the Company changed its approach to the valuation of the AB Notes.  At December 31, 2009, the values of the MAV 2 A1 and A2 Notes have been estimated using prices established through the Company’s December 2009 transactions in which it disposed of some of these notes.  The Company was able to dispose of MAV 2 A1 and MAV 2 A2 notes at 59% and 46%, respectively, of the face value.  Given the proximity to December 31, 2009 of these transactions, with no indication of any changes in the underlying market conditions, the Company believes that these transactions represent the best estimates of fair value at December 31, 2009.

The remaining AB Notes have been valued based on bid prices received from dealers and brokers for these assets.  The Company receives the bid prices on a regular and recurring basis from a number of sources.  The bid prices received for the MAV 2 B notes have ranged from 6% to 10% of face value.  The Company believes that 9% is the best estimate of fair value for these notes.  The bid prices received for the remaining notes have been approximately 1% of the face value which the Company has used to fair value these notes.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Investments (continued)

As described in Note 22 (c), subsequent to December 31, 2009, the Company disposed of its remaining interests in the MAV 2 A1 and A2 notes.

Prior to the market condition changes indicated above, the Company’s valuation methodology for the AB Notes entailed gathering as many facts as possible about these AB Notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes. These figures are then used to calculate the present value of the AB Notes using the required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values. In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

8.           Operations held for sale

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at Amapari was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended. The Company is now actively pursuing a buyer for the property.  As described in Note 22 (b), the Company has entered into an arrangement to dispose of the Amapari Mine.

Assets and liabilities pertaining to the Amapari mine are as follows:

	2009	2008
	$	$

Current assets	10,298	18,746
Non-current assets	27,080	23,624
Current liabilities	(10,414)	(20,120)
Long-term liabilities	(19,890)	(12,944)
	7,074	9,306

The Amapari mine is classified as an asset held for sale on the consolidated balance sheets.

The consolidated statements of operations have separately presented the net loss from discontinued operations for the years ended December 31, 2009 and 2008.  Revenues, loss before taxes and net loss are as follows:

	2009	2008
	$	$

Revenue	18,738	75,052
Loss before taxes	(10,882)	(177,318)
Net loss	(10,882)	(173,563)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Amapari mine held for sale (continued)

The cash flows from discontinued operations are as follows:

		Year ended December 31
	2009	2008
	$	$

Operating activities	5,576	1,612
Investing activities	(1,405)	(7,077)
Financing activities	(7,000)	7,000
Increase (decrease) in cash and cash equivalents
from discontinued operations	(2,829)	1,535

9.           Mining interests

Mining interest consists of the following:

			2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,744,236	43,464	1,700,772
Plant and equipment	348,078	48,412	299,666
	2,092,314	91,876	2,000,438

			2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,447,742	11,065	1,436,677
Plant and equipment	191,979	19,432	172,547
	1,639,721	30,497	1,609,224

The Company capitalized $21.1 million of interest for the year ended December 31, 2009 (2008 - $10.6 million) related to the New Afton project.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.           Mining interests (continued)

A summary of net book value by property is as follows:

			Mining properties
		Non-		Plant and
	Depletable	depletable	Total	equipment	2009	2008
	$	$	$	$	$	$

Mesquite Mine	180,625	44,547	225,172	97,254	322,426	-
Cerro San Pedro Mine	232,830	84,822	317,652	66,208	383,860	399,630
Peak Mine	56,932	61,506	118,438	59,765	178,203	172,710
New Afton Project	-	630,890	630,890	75,417	706,307	632,085
El Morro Project (a)	-	383,347	383,347	-	383,347	377,430
Other projects (b)	-	25,273	25,273	-	25,273	26,746
Corporate	-	-	-	1,022	1,022	623
	470,387	1,230,385	1,700,772	299,666	2,000,438	1,609,224

(a)	Chile - El Morro project (“El Morro”)

The Company owns a 30% interest in the El Morro copper-gold project which consists of the La Fortuna and El Morro areas. Xstrata Copper Chile S.A. (“Xstrata”) currently holds a 70% interest.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) and Xstrata entered into a sale agreement for Xstrata’s 70% interest in El Morro for a total cash consideration of $463.0 million subject to the expiry or cancellation of the right of first refusal held by the Company. This right of first refusal to purchase Xstrata’s 70% interest was scheduled to expire on January 7, 2010.  As described in Note 22 (a), subsequent to December 31, 2009 and prior to the expiration of it right of first refusal, the Company exercised its right of first refusal to purchase the 70% and completed the transaction on February 16, 2010.

(b)           Other projects include:

(1)	Chile - Rio Figueroa Project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.  The Company has entered into an agreement with Antofagasta Minerals Plc (“AMSA”) in which AMSA can acquire a 30% interest in this project by making the required option payments between the Company and Potrillos.  AMSA can earn a further 20% interest by incurring $7.0 million in exploration expenditure by June 5, 2012.  AMSA can earn a further 20% to bring its interest to 70% by completing a feasibility study by June 5, 2015 and pay the Company $5.0 million.

(2)	USA - Liberty Bell

The Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.

         (3)  Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt

Long-term debt consists of the following:
	2009	2008
	$	$

Senior secured notes (a)	169,044	182,553
Subordinated convertible debentures (b)	37,609	29,834
Term loan facility (c)	27,235	-
El Morro project funding loan (d)	3,656	-
	237,544	212,387
Less: Current portion of term loan facility	(12,088)	-
	225,456	212,387

(a)           Senior secured notes

The face value of the senior secured notes (“Notes”) at December 31, 2009 was $178.7 million (Cdn$187.0 million) (2008 - $193.5 million (Cdn$237.0 million)). The Notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.  The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

During the first quarter of 2009, the Company acquired $47.8 million (Cdn$50.0 million) face value of its senior secured notes for consideration of $25.6 million (Cdn$30.0 million) from the noteholders. This results in a reduction of approximately Cdn$5.0 million per year in interest payments. The Company recorded a gain on redemption of $14.2 million related to this transaction.

The Company has the right to redeem the Notes in whole or in part at any time and from time to time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At December 31, 2009 the redemption price was 114% and is scheduled to decrease to 110% on June 28, 2010.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At December 31, 2009, the fair value of the derivative asset was determined to be $nil (2008 - $nil).

(b)           Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at December 31, 2009 was $52.6 million (Cdn$55.0 million) (2008 - $44.9 million (Cdn$55.0 million)).

In 2007, NGI issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

At the time of acquisition by the Company, the Company allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The similar debt instrument was assumed to have an interest rate 8% at the time of acquisition. The equity component was valued using the Black-Scholes model with the following assumptions: no dividends paid, volatility of 60%, risk free interest rate of 3.45% and expected life of six years. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.  The debentures are subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

(c)           Term loan facility

As part of the Business Combination (Note 4 (a)), the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility is secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

On October 7, 2009, the Company’s term loan facility related to development of the Mesquite Mine was amended. The key change was to agree that the Mesquite Mine had satisfied a defined completion test which released the guarantee provided by Western Goldfields.  Other changes included:

•	cancellation of the remaining undrawn facility of $18.6 million;
•	a $15.0 million prepayment of principal which was made on October 7, 2009;
•	increasing the interest rate from U.S. dollar LIBOR plus 2.20% to U.S. dollar LIBOR plus 4.25%;
•	a restructuring fee payment of $0.2 million;
•	repayable by June 30, 2012; and,
•	conversion of the cost overrun account (Note 5) to a debt service reserve account.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(c)           Term loan facility (continued)

The repayment schedule was also amended to better match expected cash flow timing at the Mesquite Mine. Scheduled repayments are expected as follows:
$

2010	12,088
2011	15,147
27,235

In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on 50% of the excess cash flows from the Mesquite Mine.

As at December 31, 2009, the Company had drawn $86.3 million, less repayments of $59.1 million, under the facility and incurred interest at an average rate of approximately 3.3% for the year-to-date period. Once repaid, the facility cannot be redrawn.

(d)           El Morro project funding loan

Xstrata has agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9) until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. Interest is based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and is compounded monthly. As of December 31, 2009, Xstrata has funded $3.7 million of the Company’s funding commitments. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including shares.

As described in Note 22 (a), the Company has entered into an agreement concerning its interest in El Morro.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments

(a)           Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), WMMI was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)           Fuel contracts

The Company entered into fuel hedge contracts that represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively. The Company is financially settling 252,000 gallons of diesel per month. At December 31, 2009, the Company had a remaining commitment of 3.0 million gallons of diesel over the next 12 months.

On July 1, 2009, the Company’s fuel contracts were designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

The following tables summarize derivative related liabilities and assets:

		Asset derivatives
	2009	2008
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Fuel contracts	706	-
	706	-
Less: Current portion	(706)	-
	-	-

		Liability derivatives
	2009	2008
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Gold hedging contracts	95,986	-
	95,986	-
Less: Current portion	(19,206)	-
	76,780	-

The following table summarizes realized derivative gains (losses):

	Year ended December 31
	2009	2008
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Gold hedging contracts	(734)	-
Fuel contracts	14	-
	(720)	-

Derivatives classified as hedging instruments for
accounting purposes
Gold hedging contracts	(3,403)	-
Fuel contracts	(66)	-
	(3,469)	-
	(4,169)	-

Prior to qualifying for hedge accounting on July 1, 2009, realized gains (losses) were classified in other income. After qualifying for hedge accounting, the Company classifies realized gains (losses) for gold hedging contracts in revenue and fuel contracts in operating expenses.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

The following table summarizes unrealized derivative gains:

	Year ended December 31
	2009	2008
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Gold hedging contracts	8,161	-
Fuel contracts	797	-
	8,958	-

For the years ended December 31, 2009 and 2008 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

The following table summarizes derivative gains (losses) in other comprehensive income:

	Year ended December 31
	2009	2008
	$	$
Effective portion of change in fair value of hedging
instruments
Gold hedging contracts	(45,698)	-
Fuel contracts	189	-
Future income tax	17,870	-
	(27,639)	-

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  As at December 31, 2009, the Company’s estimate of the net amount of existing derivative gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $(10.8) million for gold hedging contracts and $0.2 million for fuel contracts.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital

At December 31, 2009, the Company had unlimited authorized common shares and 388,815,000 common shares outstanding.  On June 30, 2008, the Company completed a 10 for 1 common share consolidation as part of the Transaction described in Note 4 (b).  The number of common shares outstanding has been adjusted to reflect this common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

(a)           Common shares issued

	2009	2009	2008	2008
	(000's)		$(000's)	$

Balance, beginning of year	212,841	1,321,110	72,629	339,796
Shares issued (i)	30,705	103,122	-	-
Shares issued for mineral properties ((ii) and (iii))	25	63	-	-
Acquisition of Western Goldfields (iv)	142,796	375,367	-	-
Acquisition of Metallica (v)	-	-	87,448	605,139
Acquisition of NGI (vi)	-	-	37,006	289,538
Exercise of options ((vii) and (viii))	2,448	11,203	424	3,022
Exercise of Special Warrants (ix)	-	-	14,772	80,448
Exercise of warrants (x)	-	-	562	3,167
Balance, end of year	388,815	1,810,865	212,841	1,321,110

(i)
On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares and the underwriters’ exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares granted the Company in connection with such offering at a price of $3.49 per share (Cdn$3.75 per share) for total gross proceeds of $107.2 million (Cdn$115.0 million). The Company incurred related share issuance costs of $4.1 million.

(ii)	On August 31, 2009, the Company issued 5,000 common shares valued at $17,000 related to other exploration projects.

(iii)	On February 27, 2009, the Company issued 20,000 common shares valued at $46,000 related to other exploration projects

(iv)
On May 27, 2009, the Company issued 142,796,000 common shares to effect the acquisition of Western Goldfields, as described in Note 4(a).  These shares were issued at the closing share price of the Company on May 27, 2009, the transaction completion date, of $2.63 per share for total consideration of $375.4 million.

(v)
On May 9, 2008, the Company issued 87,448,000 common shares to effect the acquisition of Metallica, as described in Note 4(b)(i).  These shares were issued at $6.92 per share which represented the average share price for the two days prior to, the day of and two days subsequent to the announcement of the transaction for total consideration of $605.1 million.

(vi)
On June 30, 2008, the Company issued 37,006,000 common shares to effect the acquisition of NGI, as described in Note 4(b)(ii).  These shares were issued at the closing share price of the Company on June 30, 2008, the transaction completion date, of $7.82 per share for total consideration of $289.5 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(a)           Common shares issued (continued)

(vii)	During the year ended December 31, 2009, 2,448,000 common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $5.4 million from these exercises.

(viii)	During the year ended December 31, 2008, 424,000 common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $1.4 million from these exercises.

(ix)	On February 28, 2008, the 14,772,000 Special Warrants outstanding at December 31, 2007 were converted into 14,772,000 common shares of the Company and 73,862,000 common share purchase warrants.

(x)	During the year ended December 31, 2008, 562,000 common shares were issued pursuant to the exercise of share purchase warrants. The Company received proceeds of $1.6 million from these exercises.

(b)           Special warrants

On November 28, 2007, the Company completed a private placement financing of 14,772,000 Special Warrants at a price of Cdn$7.50 per Special Warrant for total gross proceeds of Cdn$110.8 million (US$111.8 million) and net proceeds after issue costs of Cdn$103.2 million (US$104.2 million).  Each Special Warrant entitled the holder thereof to receive one unit of the Company, at no additional cost.  Each unit comprised one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitled the holder to acquire one additional common share, at a price of Cdn$9.00 until November 28, 2012.

On February 28, 2008, the 14,772,000 Special Warrants outstanding at December 31, 2007 were converted into 14,772,000 common shares of the Company and 73,862,000 common share purchase warrants.  The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

As described above, the outstanding Special Warrants and common shares has been adjusted to reflect the 10 for 1 common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

 (c)           Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the Toronto Stock Exchange’s policy for granting stock options.  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares.  The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Options generally vest over three years and have a maximum term of seven years from date of grant.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

 (c)           Stock options (continued)

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, December 31, 2007	2,150	9.10
Granted	3,085	6.92
Options assumed on acquisition of Metallica	1,930	4.07
Options assumed on acquisition of NGI	2,828	7.03
Exercised	(424)	3.39
Forfeited	(579)	8.44
Balance, December 31, 2008	8,990	6.94
Options assumed on acquisition of Western
Goldfields	5,699	1.58
Granted	5,762	3.02
Exercised	(2,448)	2.29
Forfeited	(2,679)	6.27
Balance, December 31, 2009	15,324	4.34

          The following table summarizes information about the stock options outstanding at December 31, 2009:

			Options outstanding		Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$		(000's)	Cdn$	(000's)	Cdn$

0.34 - 0.99	4.03	1,402	0.68	1,402	0.68
1.00 - 1.99	3.43	1,608	1.68	1,608	1.68
2.00 - 2.99	5.15	2,999	2.58	1,163	2.38
3.00 - 3.99	5.94	3,776	3.26	388	3.66
4.00 - 4.99	2.19	72	4.39	72	4.39
5.00 - 5.99	2.98	682	5.50	634	5.51
6.00 - 6.99	2.65	1,057	6.33	796	6.37
7.00 - 7.99	3.22	1,915	7.70	1,216	7.63
8.00 - 8.99	-	-	-	-	-
9.00 - 9.99	2.20	1,615	9.30	1,615	9.30
11.00	1.41	198	11.00	198	11.00
0.34 - 11.00	4.18	15,324	4.34	9,092	4.74

The Company granted 2,306,000 stock options on February 17, 2009, 3,394,000 on June 2, 2009 and 62,000 on November 2, 2009 to employees, officers and directors. These options have an exercise price of  Cdn$2.71, Cdn$3.21 and Cdn$3.92, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(c)	Stock options (continued)

5,699,000 stock options were assumed on June 2, 2009 upon the acquisition of Western Goldfields as described in Note 4 (a).  These stock options were valued at $9.7 million as part of the business combination valuation.

At December 31, 2009, the intrinsic value of the stock options outstanding was $23.5 million (2008 - $nil) and the intrinsic value of the stock options that were exercisable was $7.9 million (2008 - $nil).  For the year ended December 31, 2009, the intrinsic value of the stock options exercised during the year was $3.4 million (2008 - $1.5 million).

(d)           Stock-based compensation

For the year ended December 31, 2009, the Company recorded $6.6 million (2008 - $7.0 million) as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.72 (2008 - Cdn$7.38) was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 56% (2008 - 50%), risk free interest rate of 2.42% (2008 - 3.35%); and expected life of 6.8 years (2008 - 4.6 years).  At December 31, 2009, the total value of the non-vested stock options that remain to be expensed is $6.3 million (2008 - $3.5 million).  It is expected that this amount shall be included in the determination of net income over the next 1.6 years.

For the year ended December 31, 2009, the Company issued 560,000 share award units.  Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s share price on that date.  One-third of the share awards units vest annually on the anniversary of the grant date.   As the Company is required to settle this award in cash, it has recorded an accrued liability at December 31, 2009 and recorded a corresponding compensation expense of $0.2 million.  The total value of the non-vested share award units that remains to be expensed is $1.9 million.  It is expected that this amount will be included in the determination of net income over the next 2.8 years.

At each subsequent reporting date until the payment date, the Company will mark the liability to market with the change in the liability value being included in that period’s compensation expense.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(e)           Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

			Weighted
		Common	average
	Number of	Shares	exercise
	warrants	Issuable	price
	(000's)	(000's)	Cdn$

Balance, December 31, 2007 ((i) and (ii))	217,500	21,750	15.00
Issued ((i) and (iii)	73,862	7,386	9.00
Metallica share purchase warrants
exercisable into New Gold shares (iv)	17,758	17,758	3.93
NGI share purchase warrants (v)	27,825	27,825	15.00
Exercised (vi)	(562)	(562)	3.44
Expired (vii)	(14,046)	(14,046)	3.44
Balance, December 31, 2008	322,337	60,111	13.80
Issued (iv)	25	25	15.00
WGI share purchase warrants
exercisable into New Gold shares* (viii)	6,056	6,056	0.80
Expired (vii)	(3,150)	(3,150)	6.11
Balance, December 31, 2009	325,268	63,042	12.94
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

(i)
On June 30, 2008, the Company completed a 10 for 1 common share consolidation as part of the Transaction described in Note 4 (b).  The number of common shares outstanding has been adjusted to reflect this common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

(ii)
The Company has 217,500,000 share purchase warrants (Series B) outstanding that entitle the holders of these warrants to purchase one common share for Cdn$15.00 per share for every 10 share purchase warrants held.  These warrants expire on April 3, 2012.

(iii)
As described in Note 12(b), on February 28, 2008, the Company issued 73,862,000 common share purchase warrants (Series C) upon the conversion of the Special Warrants previously issued.  The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

(iv)
On June 30, 2008, the Company issued 17,758,000 shares purchase warrants to effect the acquisition of Metallica, as described in Note 4(b)(i).  These share purchase warrants were valued at $46.7 million as part of the business combination valuation.  At December 31, 2009, these share purchase warrants have expired.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(e)	Share purchase warrants (continued)

(v)
On June 30, 2008, the Company issued 27,850,000 share purchase warrants (Series A) to effect the acquisition of NGI, as described in Note 4(b)(ii).  These share purchase warrants were valued at $57.4 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for Cdn$15.00 per share for every share purchase warrant held.  These share purchase warrants expire on June 28, 2017.

(vi)
During the year ended December 31, 2008, 562,000 share purchase warrants were exercised resulting in the issuance of 562,000 common shares.  No share purchase warrants were exercised during the year ended December 31, 2009.

(vii)
During the years ended December 31, 2009 and 2008, 3,150,000 and 14,046,000, respectively, share purchase warrants expired resulting in a transfer from share purchase warrants to contributed surplus of $6.8 million and $38.3 million respectively.

(viii)
On May 27, 2009, the Company issued 6,056,000 share purchase warrants to effect the acquisition of Western Goldfields, as described in Note 4(a).  The warrants were valued at $11.9 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for $0.76 per share for every share purchase warrant held.  These share purchase warrants expire between July 9, 2011 and July 9, 2012.

The following table summarizes information about outstanding share purchase warrants at December 31, 2009:

	Common
Number	Shares	Exercise
of warrants	Issuable	prices		Expiry date
(000's)	(000's)	Cdn$

460	460	0.80	*	July 12, 2011
2,300	2,300	0.80	*	June 9, 2011
217,500	21,750	15.00		April 3, 2012
3,296	3,296	0.80	*	July 9, 2012
73,862	7,386	9.00		November 28, 2012
4,150	4,150	15.00		June 28, 2017
23,700	23,700	15.00		June 28, 2017
325,268	63,042
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(f)           Net earnings (loss) per share

The following table sets forth the computation of diluted earnings (loss per share):

	2009	2008

Earnings (loss) from continuing operations	($183,434)	$70,884
Loss from discontinued operations, net of tax	(10,882)	(173,563)
Net loss	($194,316)	($102,679)

(in thousands)
Basic weighted average number of shares outstanding	306,288	148,126

Effective of diluted securities
Stock options	-	490
Diluted weighted average number of shares outstanding	306,288	148,616

Earnings (loss) per share from continuing operations
Basic	($0.60)	$0.48
Diluted	($0.60)	$0.48

Loss per share from discontinued operations
Basic	($0.04)	($1.17)
Diluted	($0.04)	($1.17)

Loss per share
Basic	($0.64)	($0.69)
Diluted	($0.64)	($0.69)

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the year ended December 31, 2009, the equity securities were excluded as the Company recorded a loss from continuing operations.  For the year ended December 31, 2008, the equity securities were excluded as the exercise prices related to the particular security exceed the average market price of the common shares of the Company of Cdn$3.13 (2008 – Cdn$5.48) for the year.

	2009	2008
	(000's)	(000's)

Stock options	15,324	7,257
Share purchase warrants	63,042	60,111
Convertible debentures	55,000	55,000

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes

	2009	2008
	$	$

Current income and mining tax expense	16,347	6,473
Future income and mining tax recovery	(1,441)	(9,741)
	14,906	(3,268)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	2009	2008
	$	$

Earnings (loss) before income taxes	(168,528)	67,616

Canadian federal and provincial income tax rates	30.00%	31.00%

Income tax recovery based on above rates	(50,987)	(29,551)
Increase (decrease) due to
Non-taxable income	(11,715)	(26,983)
Non-deductible expenditures	14,287	8,192
Different statutory tax rates on earnings of foreign
subsidiaries	2,882	(580)
Impact of decrease in tax rates on future income taxes	9,832	-
Adjustment of prior year provision to statutory tax
returns	(2,839)	(872)
Goodwill write down	57,769
Benefit of losses not recognized in period	650	1,626
Change in valuation allowance and other	(4,973)	44,900
	14,906	(3,268)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes (continued)

The components of future income taxes are as follows:

	2009	2008
	$	$
Future income and mining tax assets
Tax loss carryforwards	41,944	15,620
Deductible temporary differences and other	3,770	10,356
Deferred financing costs and other	12,608	14,620
Value of future income tax and mining assets	58,322	40,596
Valuation allowance	(18,202)	(12,613)
Future income and mining tax assets	40,120	27,983

Future income and mining tax liabilities
Accumulated cost base differences on assets	(345,448)	(249,361)
Future income and mining tax liabilities, net	(305,328)	(221,378)

Presented on the consolidated balance sheets as
Future income and mining tax assets	8,848	2,690
Future income and mining tax assets - non-current	2,250	-
Future income and mining tax liabilities	(316,426)	(224,068)
Future income and mining tax liabilities, net	(305,328)	(221,378)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.

Tax loss carryforwards

At December 31, 2009, the Company has:

(i)	Canadian income tax losses of approximately $48.8 million that expire from 2025 through 2028;

(ii)	U.S. loss carryforwards of approximately $56.1 million that expire from 2021 through 2028;

(iii)	Mexican loss carryforwards of approximately $0.1 million that expire from 2010 through 2017;

(iv)	Chilean loss carryforwards of approximately $1.9 million that may be available for tax purposes. These losses carry forward indefinitely.

The Company is subject to taxes in Canada, the United States, Mexico, Brazil, Australia and various other jurisdictions.  The tax years of the major tax jurisdictions which remain subject to examination at December 31, 2009 are as follows:

Canada	2005 to 2009
United States	2004 to 2009
Mexico	2004 to 2009
Australia	2004 to 2009

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations

Reclamation and closure cost obligations are asset retirement obligations (“ARO”) that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mine and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, January 1, 2008	-	-	5,910	-	5,910
Acquisition (Note 4)	-	3,228	-	-	3,228
Reclamation expenditures	-	-	(98)	-	(98)
Accretion	-	86	334	-	420
Revisions to expected cash flows	-	112	575	182	869
Foreign exchange	-	(168)	(1,212)	-	(1,380)
Balance, December 31, 2008	-	3,258	5,509	182	8,949
Acquisition (Note 4)	5,221	-	-	-	5,221
Reclamation expenditures	-	-	(32)	-	(32)
Accretion	203	316	521	75	1,115
Revisions to expected cash flows	163	843	880	1,556	3,442
Foreign exchange	-	201	1,574	33	1,808
Balance, December 31, 2009	5,587	4,618	8,452	1,846	20,503

Less: current portion	(188)	(304)	(122)	-	(614)
	5,399	4,314	8,330	1,846	19,889

The current portion of the reclamation and closure cost obligations have been included in accounts payable and accrued liabilities.

Each period the Company reviews cost estimates and other assumptions used in the valuation of ARO’s at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations (continued)

The fair values of ARO’s are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances.  The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. The fair value of an ARO is recorded when it is incurred.

(a)	Mesquite Mine

As described in Note 4(a), the Company acquired the Mesquite Mine on May 27, 2009.  As part of the business combination valuation, the ARO for Mesquite Mine was estimated to be $5.2 million.  In December 2009, the ARO related to the Mesquite Mine was independently assessed by a third-party engineering firm. The impact of the assessment was an increase of $0.2 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $11.0 million (2008 - $nil).  The liability has been estimated using an inflation rate of 3% and a credit adjusted discount rate of 7%.  The Company expects to incur ARO expenditures between 2010 and 2028.

The Mesquite Mine has a bonding and insurance program, primarily with American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of mine.  At December 31, 2009, the Company had $9.0 million in a reimbursement account with AIG.

The insurance program covers closure and reclamation risk in excess of the amount on deposit in the reimbursement account with an aggregate limit of $17.5 million, and expires November 7, 2020.  The program also covers pollution and remediation risk up to $10.0 million and includes coverage for pre-existing conditions and new conditions. The pre-existing conditions policy expires on November 7, 2013.

(b)	Cerro San Pedro

In December 2009, the Company updated the ARO related to the Cerro San Pedro Mine that had previously been independently assessed by a third-party engineering firm. The impact of the assessment was an increase of $0.8 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $9.9 million (2008 - $8.0 million).  The liability has been estimated using an inflation rate of 5% and credit adjusted discount rates of between 7% and 10%.  The Company expects to incur ARO expenditures between 2010 and 2020.

(c)	Peak Mine

In December 2009, the Company updated the ARO related to the Peak Mine. The impact of the assessment was an increase of $0.9 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $17.1 million (2008 - $13.4 million).  The liability has been estimated using inflation rates of between 1.9% and 4%; and, credit adjusted discount rates of between 6.5% and 10%.  The Company expects to incur ARO expenditures between 2010 and 2024.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations (continued)

(c)	Peak Mine (continued)

The Company is required to have a performance bond to satisfy asset retirement obligations for the Peak Mine. During 2008, the Company renegotiated the performance bond agreement with Macquarie Bank Limited to provide letters of credit to satisfy the performance bond requirement. The total amount of the letters of credit outstanding is $9.0 million (AUD$10.1 million).  The facility limit is $9.4 million (AUD$10.5 million). A fee is charged at a rate of 2.5% per annum. The letters of credit are secured by a fixed and floating charge over Peak Gold Mines Pty Ltd.’s assets including a mortgage over mineral rights, a guarantee from Peak Gold Asia Pacific Pty Ltd., and a fixed and floating charge over Peak Gold Asia Pacific Pty Ltd.’s assets including a mortgage over shares held in Peak Gold Mines Pty Ltd.

(d)	New Afton

The Company is continuing to develop the New Afton mine.  During the year ended December 31, 2009, the Company took possession of certain long lead time equipment that will be required to operate the mine and completed construction on the building shells.  The Company reviewed its ARO with respect to the work performed in 2009.  As a result of this review, the Company has increased the liability by $1.6 million. The increase in the ARO is due to the Company accepting delivery of certain long lead time equipment related to the mine development and further surface and underground work completed in 2009.  As part of the reclamation plan, this equipment will be disassembled and shipped off site at the end of the mine’s life. The undiscounted value of this liability is $5.9 million (2008 - $0.8).  The liability has been estimated using an inflation rate of between 1.6% and 1.9%; and, a credit adjusted discount rate of between 7% and 10%.  The Company expects to incur ARO expenditures between 2011 and 2027.

In connection with this plan, the British Columbia Ministry of Energy, Mines and Petroleum Resources has required the Company to establish a reclamation deposit in the amount of $6.2  million (Cdn$6.5 million) as of December 31, 2009 (2008 - $4.1 million (Cdn$5.0 million)).  The Company is required to increase the reclamation deposit by Cdn$1.5 million a year until the reclamation deposit totals Cdn$9.0 million.

15.           Supplemental cash flow information

		Year ended December 31
	2009	2008
	$	$
Change in non-cash working capital
Accounts receivable	(233)	10,626
Inventories and stockpiled ore	(18,239)	21,827
Accounts payable and accrued liabilities	5,210	(28,394)
Prepaids and other	(335)	(2,486)
	(13,597)	1,573

Non-cash financing and investing activities:
Shares, options and warrants issued on acquisition
(Note 4 (a) and 4 (b))	397,353	1,014,301

Operating activities included the following payments:
Interest paid	22,614	12,584
Income taxes paid	8,290	12,223

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

15.           Supplemental cash flow information (continued)

Non-cash investing activities includes $3.7 million for the year ended December 31, 2009, and represents the Company’s share of contributions to the El Morro project funded by Xstrata (Note 10 (d)).

16.           Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

			Year ended December 31 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

USA (3)	94,506	16,523	(169,874)	414,893	1,341
Mexico (2)	112,642	25,737	31,207	442,300	3,164
Australia	116,632	17,023	39,685	228,420	28,581
Canada (2)	-	16	(589)	739,251	76,210
Chile (2)	-	-	(627)	392,976	1,530
Other (1)	-	174	(40,964)	233,041	696
	323,780	59,473	(141,162)	2,450,881	111,522

(1)	Other includes corporate balances and exploration properties.
(2)	Segments acquired on June 30, 2008 (Note 1).
(3)	Segment acquired on May 27, 2009 (Note 4 (a)) - results from operations for period of ownership.

			Year ended December 31 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

Mexico (2)	47,285	8,788	(12,549)	444,555	9,812
Australia	95,798	9,665	28,595	198,477	29,389
Canada (2)	-	9	(5,789)	640,133	87,466
Chile (2)	-	-	-	377,430	-
Other (1)	-	91	(15,327)	254,736	124
	143,083	18,553	(5,070)	1,915,331	126,791

(1)	Other includes corporate balances and exploration properties.
(2)	Segments acquired on June 30, 2008 (Note 1).

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)

The Company sells all of its concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers that account for approximately 90% of the concentrate and doré sales revenue.

Metal sales	Year ended December 31
Customer	2009	2008
	$	$

1	112,643	56,649
2	59,516	47,285
3	48,011	39,149
4	47,677	-
5	24,728	-
Total	292,575	143,083
% of total metal sales	90%	100%

17.           Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of shareholders’ equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, and investments.

Capital, as defined above, at December 31, 2009 and 2008 is summarized in the following table.

	2009	2008
	$	$

Shareholders' equity	1,731,045	1,441,788
Long-term debt	237,544	212,387
	1,968,589	1,654,175
Cash and cash equivalents	(262,325)	(182,013)
Investments	(45,890)	(77,016)
	1,660,374	1,395,146

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Capital risk management (continued)

deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors.

Prior to June 30, 2008, the Company’s investment policy was to invest its cash in highly liquid, lower risk short-term interest-bearing investments with maturities of 120 days or less at the original date of acquisition.

On June 30, 2008, the Company adopted a new investment policy.  Going forward, the Company must invest its funds in investments with a minimum credit rating at the time of purchase of R-1 (high) from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s.  At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or the Provinces of British Columbia, Alberta and Ontario.  All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days.  Under the new policy, the Company is no longer permitted to make new investments in asset backed commercial paper (“ABCP”) (Note 7) or auction rate securities (“ARS”).

The Company has long-term note indentures (Note 10) that contain a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties.

18.           Financial risk management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2009 is not considered to be high.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(a)	Credit risk (continued)

The Company’s maximum exposure to credit risk at December 31, 2009, is as follows:

	2009	2008
	$	$

Cash and cash equivalents	262,325	182,013
Restricted cash	9,201	-
Accounts receivable	10,345	11,232
Mark-to-market gain on fuel contracts	706	-
Investments	45,890	77,016
Reclamation deposits and other	17,646	4,900
	346,113	275,161

The aging of accounts receivable at December 31, 2009 was as follows:

	0-30	31-60	61-90	91-120	Over	2009	2008
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$

Corporate	47	-	123	-	-	170	813
Mesquite mine	273	-	-	-	-	273	-
Peak Mines	3,913	-	-	-	9	3,922	3,455
New Afton	54	-	119	459	-	632	2,148
Cerro San Pedro	608	606	1,089	937	2,108	5,348	4,816
	4,895	606	1,331	1,396	2,117	10,345	11,232

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 17).

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2009, the Company had $8.9 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

 (b)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

	Less than			After	2009	2008
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and
accrued liabilities	36,006	-	-	-	36,006	28,759
Long-term debt	12,088	15,147	52,553	178,679	258,467	238,447
Interest payable on
long-term debt	21,552	41,480	39,651	44,669	147,352	187,654
Gold contracts	19,206	57,095	19,685	-	95,986	-
	88,852	113,722	111,889	223,348	537,811	454,860

In the opinion of management, the working capital of $301.7 million at December 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects. A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, the Company may need external financing to repay its long-term debt in 2017.

(c)           Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

(i)           Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii)           Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated  in currencies other than the U.S. dollar: cash and  cash  equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(c)           Currency risk (continued)

				2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

				2008
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	88,977	15,213	531	-
Investments	77,017	-	-	-
Accounts receivable	2,667	-	5,228	-
Reclamation deposit	-	-	-	-
Accounts payable and accruals	(14,414)	(7,980)	(3,028)	-
Reclamation and closure cost obligations	(182)	(5,449)	(3,270)	-
Long-term debt	(223,951)	-	(238)	-
Gross balance sheet exposure	(69,886)	1,784	(777)	-

 (iii)           Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. As described in Note 18 (b) (ii), some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(c)           Currency risk (continued)

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 18 (b) (ii) by the amounts shown below.
	2009	2008
	$	$

Canadian dollar	277	700
Australian dollar	1,603	178
Mexican peso	478	70
Chilean peso	76	-
	2,434	948

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  In particular, the Company is exposed to interest rate changes on the term loan facility.  The term loan facility interest payments are based on the US dollar LIBOR which may fluctuate.  A 1.0% change in the US dollar LIBOR would result in an annual difference of approximately $0.3 million in the interest expense to the Company.  The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

 (e)           Commodity price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely.  World gold prices are affected by numerous factors beyond our control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition described in Note 4 (a), the Company acquired gold contracts which mitigate the effects of price changes.  The Company declared these contracts an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a).   At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

In 2009, the Company’s revenues and cash flows were impacted by the rising copper prices. There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2009, working capital includes copper concentrate receivables totalling 1.1 million pounds. A $0.10 change in copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  As described in Note 11 (b), the Company has entered into fuel contracts to mitigate these price risks. At December 31, 2009, the Company had a remaining commitment of 3.0 million gallons of diesel over the next 12 months.

A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes from continuing operations and other comprehensive income before taxes as follows:

		Year ended December 31
	2009	2009	2008	2008
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	27,303	31,793	16,257	-
Copper price	3,531	-	969	-
Silver price	2,136	-	758	-
Fuel price	2,700	695	-	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

At December 31, 2009 and 2008, the Company’s financial assets and liabilities are categorized as follows:

				2009
			Financial
			Assets
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	262,325	-	262,325
Restricted cash	-	9,201	-	9,201
Accounts receivable	10,345	-	-	10,345
Fuel contract	-	706	-	706
Investments	-	45,890	-	45,890
Reclamation deposits	-	17,646	-	17,646
Financial Liabilities
Accounts payable and accrued liabilities	-	-	36,033	36,033
Long-term debt	-	-	237,544	237,544
Gold contracts	-	95,986	-	95,986

				2008
			Financial
			Assets
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	182,013	-	182,013
Restricted cash	-	-	-	-
Accounts receivable	11,232	-	-	11,232
Fuel contract	-	-	-	-
Investments	-	77,016	-	77,016
Reclamation deposits	-	4,900	-	4,900
Financial Liabilities
Accounts payable and accrued liabilities	-	-	28,759	28,759
Long-term debt	-	-	212,387	212,387
Gold contracts	-	-	-	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

At December 31, 2009 and 2008, the carrying values and the fair values of the Company’s financial instruments are shown in the following table.

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial Assets
Cash and cash equivalents	262,325	262,325	182,013	182,013
Restricted cash	9,201	9,201	-	-
Accounts receivable	10,345	10,345	11,232	11,232
Fuel contract	706	706	-	-
Investments	45,890	45,890	77,016	77,016
Reclamation deposits	17,646	17,646	4,900	4,900
Financial Liabilities
Accounts payable and accrued liabilities	36,033	36,006	28,759	28,759
Long-term debt	237,544	265,696	212,387	168,550
Gold contracts	95,986	95,986	-	-

The senior secured notes and the subordinated convertible debentures are traded on a public exchange.  The fair value estimates for these notes have been estimated using the December 31, 2009 and 2008 closing prices.  The term loan facility and the El Morro project funding are floating rate facilities whose carrying value approximates fair value.

The Company has certain financial assets and liabilities that are held at fair value.  Cash and cash equivalents, restricted cash and reclamation deposits fair values approximate their historic value due to the short term nature of these items.  The fuel contract, investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are fair valued on a recurring basis.

			2009
	Level 1	Level 2	Level 3
	$	$	$

Cash and cash equivalents	262,325	-	-
Fuel contracts	-	706	-
Gold contracts	-	(95,986)	-
Investments	-	45,890	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

At December 31, 2008, the fair value level for the Investments would have been Level 3 due to the uncertain and unobservable conditions regarding the AB Notes.  As described in Note 7, market conditions changed during the year and the Company now values the AB Notes based on quoted market prices that do not meet the criteria for a Level 1 valuation.  The following table shows the movement in the Level 3 fair values for the year ended December 31, 2009.

2009
$

Opening balance	77,016
Transfers to Level 2	(77,016)
Ending balance	-

The fair value of fuel and gold contracts is calculated using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money and yield curves.  The significant factors used with the pricing models are based on observable data on gold and fuel prices obtained from open market data.

20.	Related Parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $4.2 million for the year ended December 31, 2009 (2008 - $nil).  At December 31, 2009, the Company had $1.3 million included as accrued liabilities related to this company (2008 - $nil).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro project as described in Note 22 (a).

21.	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations.  At December 31, 2009, these commitments totaled $12.4 million and are expected to fall due over the next 12 months.

(b)
The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           Commitments and contingencies (continued)

(c)	Amapari Mine contingencies

The Company has recognized a contingent liability for certain of the following claims based on its best estimates of the outcome of these contingencies.  The amount has been included in liabilities of assets held for sale.  Not all of the following claims will result in the Company being required to make payments to the claimants.  The final payments, if any, may differ significantly from the amount the Company currently estimates.

(i)
The Company terminated various employment, consulting and service agreements as a result of placing the Amapari Mine on temporary care and maintenance. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

(ii)
The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s Amapari Mine. The claims allege that the Amapari Mine has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

(iii)	A tax claim has been received by the Amapari Mine. The Company has lodged an appeal.

(iv)
The Company has been notified of infraction notices on the Amapari Mine for which it intends to take action to revoke or reduce. Also, claims have been filed in Brazilian courts against the Amapari Mine alleging rents are payable for the occupation of land where the Amapari Mine was developed. The Company is defending against these claims.

(v)
The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s Amapari Mine.  The claims allege environmental damage at the Amapari Mine site.  The Company is defending against these claims.

(d)
The Company is involved in legal proceedings from time to time, arising in the ordinary course of business. Typically, the amount of the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

(e)
The Company has a history of legal challenges to its Cerro San Pedro Mine. In November 2009, the Company was notified it was required to suspend mining operations at its Cerro San Pedro Mine. Although mining had been suspended, gold recovery operations of existing inventory on the leach pads continued.  The mining suspension followed  a ruling by the Federal Court of Fiscal and Administrative Justice nullifying the mine's Environmental Impact Statement ("EIS") which was issued in 2006. PROFEPA, the Mexican environmental enforcement agency, issued the order requiring Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.  The Company has filed appeals to both the court decision and the PROFEPA order related to the EIS.  In December, 2009, the Company was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine. The court ruling temporarily overturns the PROFEPA order to suspend mining operations at the Cerro San Pedro Mine. Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro. The Company is  vigorously  defending against this challenge and a hearing is scheduled for March, 2010. Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

22.           Subsequent events

(a)           El Morro Transaction

On January 7, 2010, the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million. New Gold, as Xstrata's then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata's 70% interest which was triggered on October 12, 2009 when Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata's interest.  On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property.  Goldcorp Inc. (“Goldcorp”) loaned the $463.0 million to the Company to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a subsidiary of the Company, New Gold then completed a transaction with Goldcorp which results in a Goldcorp subsidiary now holding the 70% interest in El Morro. Through the subsequent transaction with Goldcorp, the Company received $50 million and the terms of the shareholder agreement were amended.  As a result of these transactions, New Gold will continue to hold a 30% interest in the El Morro copper-gold project.

On January 13, 2010 the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against the Company, Goldcorp and affiliated subsidiaries. The claim relates to the El Morro transaction announced by New Gold and Goldcorp on January 7, 2010 and New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile.  New Gold believes that the claim is completely without merit and intends to defend this action using all available legal avenues.

(b)           Amapari Mine Transaction

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari mine and other related assets, to Beadell Resources Ltd. ("Beadell") for $63.0 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  Proceeds to New Gold will be $46.0 million in cash and $17.0 million in Beadell shares and are contingent on the successful completion of an Australian $75.0 million equity offering by Beadell and related shareholder approvals.  The transaction is expected to close in March 2010.

(c)           Sale of Investments

In January 2010, the Company disposed of Cdn$83.1 million face value of AB Notes for proceeds of Cdn$49.9 million.

(d)           Repayment of Long-Term Debt

On February 26, 2010, the Company retired its term loan facility by prepaying the outstanding amount of $27.2 million plus accrued interest.  The restricted cash held in a debt service reserve account was released to the Company upon the loan repayment.  The security interest in the Mesquite Mine will remain in place until the completion or monetization of the gold hedging contracts.

23.	Comparative presentation

Certain prior year information has been reclassified to conform to current year presentation.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods are used in preparing financial statements under generally accepted practices in the US GAAP. The effects of the principal differences on the Company's financial statements under US GAAP are quantified below and described in the accompanying notes.

The adjustments to the statement of operations are presented below:
			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Revenues (note c)	323,780	(825)	322,955
Operating expenses (note c)	(176,491)	358	(176,133)
Depreciation and depletion (note c)	(58,668)	61	(58,607)
Earnings from mine operations	88,621	(406)	88,215

Corporate administration (note a)	(24,689)	4,929	(19,760)
Business combination transaction costs	(6,583)	-	(6,583)
Exploration	(6,412)	-	(6,412)
Goodwill impairment charge	(192,099)	-	(192,099)

Loss from operations	(141,162)	4,523	(136,639)
Other income (expense)
Realized and unrealized gain on gold contracts	8,161	-	8,161
Realized and unrealized gain on fuel contracts	797	-	797
Realized and unrealized loss on investments	351	-	351
Unrealized loss on equity-linked instruments (notes (a) and (e))	-	(10,643)	(10,643)
Interest and other income	4,896	-	4,896
Gain on redemption of long-term debt	14,236	-	14,236
Interest and finance fees	(3,140)	-	(3,140)
Loss on foreign exchange (notes (a) and (e))	(52,667)	(7,007)	(59,674)

Loss before taxes	(168,528)	(13,127)	(181,655)
Income and mining taxes (note c)	(14,906)	122	(14,784)

Net loss from continuing operations	(183,434)	(13,005)	(196,439)
Loss from discontinued operations, net of taxes	(10,882)	-	(10,882)
Net loss	(194,316)	(13,005)	(207,321)

Earnings (loss) per share from continuing operations
Basic and diluted	(0.60)	-	(0.64)

Loss per share from discontinued operations, net of taxes
Basic and diluted	(0.04)	-	(0.04)

Loss per share
Basic and diluted	(0.64)	-	(0.68)

Weighted average number of shares outstanding
(in thousands)
Basic	306,288	-	306,288
Diluted	306,288	-	306,288

(i) Stock option expense (a non-cash item included in corporate
administration) (note a)	(6,621)	4,929	(1,692)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Revenues (note c)	143,083	825	143,908
Operating expenses (note c)	(103,130)	(358)	(103,488)
Depreciation and depletion (note c)	(18,551)	(61)	(18,612)
Earnings from mine operations	21,402	406	21,808

Corporate administration (note a)	(22,446)	1,999	(20,447)
Business combination transaction costs	-	-	-
Exploration	(4,026)	-	(4,026)
Goodwill impairment charge	-	-	-

Loss from operations	(5,070)	2,405	(2,665)
Other income (expense)
Realized and unrealized gain on gold contracts	-	-	-
Realized and unrealized gain on fuel contracts	-	-	-
Realized and unrealized loss on investments	-	-	-
Interest and other income	5,374	-	5,374
Gain on redemption of long-term debt	-	-	-
Interest and finance fees	(1,507)	-	(1,507)
Gain on foreign exchange (note a)	68,819	-	68,819

Earnings before taxes	67,616	2,405	70,021
Income and mining taxes (note c)	3,268	(122)	3,146

Net earnings from continuing operations	70,884	2,283	73,167
Loss from discontinued operations, net of taxes	(173,563)	-	(173,563)
Net earnings (loss)	(102,679)	2,283	(100,396)

Earnings per share from continuing operations
Basic and diluted	0.48	-	0.49

Loss per share from discontinued operations, net of taxes
Basic and diluted	(1.17)	-	(1.17)

Loss per share
Basic and diluted	(0.69)	-	(0.68)

Weighted average number of shares outstanding
(in thousands)
Basic	148,126	-	148,126
Diluted	148,616	-	148,616

(i) Stock option expense (a non-cash item included in corporate
administration) (note a)	(5,803)	1,999	(3,804)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the statements of comprehensive loss are presented below:

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Net loss	(194,316)	(13,005)	(207,321)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(45,698)	-	(45,698)
Unrealized gains on mark-to-market of fuel contracts	189	-	189
Gain on available-for-sale securities (net of tax of $Nil)	-	-	-
Future income tax	17,870	-	17,870
Total other comprehensive loss	(27,639)	-	(27,639)
Total comprehensive loss	(221,955)	(13,005)	(234,960)

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Net income (loss)	(102,679)	2,283	(100,396)

Other comprehensive income
Unrealized losses on mark-to-market of gold contracts	-	-	-
Unrealized losses on mark-to-market of fuel contracts	-	-	-
Gain on available-for-sale securities (net of tax of $Nil)	1,160	-	1,160
Future income tax	-	-	-
Total other comprehensive income	1,160	-	1,160
Total comprehensive income (loss)	(101,519)	2,283	(99,236)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the components of the balance sheet would be as follows:
			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Assets
Current assets
Cash and cash equivalents	262,325	-	262,325
Restricted cash	9,201	-	9,201
Accounts receivable	10,345	-	10,345
Inventories (note c)	86,299	(185)	86,114
Future income and mining taxes	8,848	-	8,848
Current portion of mark-to-market gain on fuel contracts	706	-	706
Prepaid expenses and other	6,933	-	6,933
Current assets of operations held for sale	10,298	-	10,298
Total current assets	394,955	(185)	394,770

Investments	45,890	-	45,890
Mining interests (note c)	2,000,438	(221)	2,000,217
Future income tax asset	2,250	-	2,250
Reclamation deposits and other	17,646	-	17,646
Assets of operations held for sale	27,080	-	27,080
Total assets	2,488,259	(406)	2,487,853

Liabilities
Current liabilities
Accounts payable and accrued liabilities	36,033	-	36,033
Current portion of long-term debt	12,088	-	12,088
Current portion of mark-to-market loss on gold contracts	19,206	-	19,206
Income and mining taxes payable	15,677	-	15,677
Current liabilities of operations held for sale	10,414	-	10,414
Total current liabilities	93,418	-	93,418

Reclamation and closure cost obligations	19,889	-	19,889
Mark-to-market loss on gold contracts	76,780	-	76,780
Mark-to-market loss on equity-linked instruments (notes (a) and (e))	-	33,375	33,375
Future income and mining taxes (note c)	316,426	(122)	316,304
Long-term debt	225,456	-	225,456
Employee benefits and other	5,355	-	5,355
Liabilities of operations held for sale	19,890	-	19,890
Total liabilities	757,214	33,253	790,467

Shareholders' equity
Common shares	1,810,865	(560)	1,810,305
Contributed surplus (note a)	82,984	(5,887)	77,097
Share purchase warrants (note e)	150,656	(138,806)	11,850
Equity component of convertible debentures (note b)	21,604	-	21,604
Accumulated other comprehensive loss	(29,205)	-	(29,205)
Deficit	(305,859)	111,594	(194,265)
	(335,064)	111,594	(223,470)
Total shareholders' equity	1,731,045	(33,659)	1,697,386
Total liabilities and shareholders' equity	2,488,259	(406)	2,487,853

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Assets
Current assets
Cash and cash equivalents	182,013	-	182,013
Accounts receivable	11,232	-	11,232
Inventories (note c)	23,265	185	23,450
Future income and mining taxes	2,690	-	2,690
Prepaid expenses and other	4,991	-	4,991
Current assets of operations held for sale	18,746	-	18,746
Total current assets	242,937	185	243,122

Investments	77,016	-	77,016
Mining interests (note c)	1,609,224	221	1,609,445
Reclamation deposits and other	4,900	-	4,900
Assets of operations held for sale	23,624	-	23,624
Total assets	1,957,701	406	1,958,107

Liabilities
Current liabilities
Accounts payable and accrued liabilities	28,759	-	28,759
Income and mining taxes payable	5,126	-	5,126
Current liabilities of operations held for sale	20,120	-	20,120
Total current liabilities	54,005	-	54,005

Reclamation and closure cost obligations	8,701	-	8,701
Mark to market loss on equity-linked instruments (note a)	-	8,128	8,128
Future income and mining taxes (note c)	224,068	122	224,190
Long-term debt	212,387	-	212,387
Employee benefits and other	3,808	-	3,808
Liabilities of operations held for sale	12,944	-	12,944
Total liabilities	515,913	8,250	524,163

Shareholders' equity
Common shares	1,321,110	-	1,321,110
Contributed surplus (note a)	65,409	(10,327)	55,082
Share purchase warrants	145,614	-	145,614
Equity component of convertible debentures (note b)	21,604	-	21,604
Accumulated other comprehensive loss	(406)	-	(406)
Deficit	(111,543)	2,483	(109,060)
	(111,949)	2,483	(109,466)
Total shareholders' equity	1,441,788	(7,844)	1,433,944
Total liabilities and shareholders' equity	1,957,701	406	1,958,107

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

 The adjustments to the consolidated statement of cash flows are as follows:

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Operating activities from continuing operations	78,981	(282)	78,699
Operating activities from discontinued operations	5,576	-	5,576
Investing activities from continuing operations	(52,683)	282	(52,401)
Investing activities from discontinued operations	(1,405)	-	(1,405)
Financing activities from continuing operations	40,034	-	40,034
Financing activities from discontinued operations	(7,000)	-	(7,000)
Effect of exchange rates on cash and cash equivalents	13,980	-	13,980
Increase in cash and cash equivalents	77,483	-	77,483

Comprised of
Cash and cash equivalents of continuing operations	262,325	-	262,325
Cash and cash equivalents of discontinued operations	826	-	826
	263,151	-	263,151

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Operating activities from continuing operations	23,073	282	23,355
Operating activities from discontinued operations	1,612	-	1,612
Investing activities from continuing operations	42,142	(282)	41,860
Investing activities from discontinued operations	(7,077)	-	(7,077)
Financing activities from continuing operations	(7,009)	-	(7,009)
Financing activities from discontinued operations	7,000	-	7,000
Effect of exchange rates on cash and cash equivalents	(23,997)	-	(23,997)
Increase in cash and cash equivalents	35,744	-	35,744

Comprised of
Cash and cash equivalents of continuing operations	182,013	-	182,013
Cash and cash equivalents of discontinued operations	3,655	-	3,655
	185,668	-	185,668

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The Company has implemented accounting policy changes as required under U.S. GAAP.  The effect on previously reported retained earnings for the retrospective change has been presented in the table below.  The accounting policy change that is to be reported on a prospective basis has been presented in note (e) below.

2008
$

Balance at December 31	(105,427)
Cummulative adjustment for:
Convertible debenture (note b)	(3,633)
Balance at December 31	(109,060)

 (a)           Stock based compensation

On December 1, 2005, the Company adopted Accounting Standards Codification (“ASC”) 718 Compensation – Stock Compensation (formerly Statement of Financial Accounting Standard ("SFAS") 123(R), Share Based Payment), for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. ASC 718 has provisions that are different than CICA Handbook Section 3870 which create U.S. GAAP differences. Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under ASC 718, forfeitures are required to be estimated. The Company has determined the amount of stock options forfeited is not material, therefore there is no difference on accounting for stock-based compensation under Canadian and U.S. GAAP.

Under US GAAP, a stock option award may be indexed to a factor in addition to the entity's share price. If that additional factor is not a market, performance or service condition, the award shall be classified as a liability, and the additional factor shall be reflected in estimating the fair value of the award. Stock option awards granted to an employee with a fixed exercise price and exercisable in the Company's functional currency, a foreign operation's functional currency or in the currency in which the employee is paid are not considered to contain a market, performance or service condition and are therefore treated as equity instruments. Stock option awards that do not satisfy these criteria are considered to be dual indexed to a factor that is not a market, performance or service condition, and are therefore recorded as liabilities and marked-to-market at the end of each reporting period. Under Canadian GAAP, all stock option awards are treated as equity instruments. The liability as at December 31, 2009 relating to stock options issued to employees of the foreign operations totaled $3.5 million (2008 - $8.1 million). Stock based compensation in 2009 was reduced by $4.9 million (2008 - $0.3 million).  Contributed surplus was reduced by $5.9 million related to the cumulative reversal of stock option expense recognized on options issued to foreign operations under Canadian GAAP in 2009 and by $10.3 million in 2008.  Common shares were decreased by $0.6 million at December 31, 2009 (2008 - $nil) related to the exercise of stock options in 2009.  The stock option liability has been fair valued using observable data related to historic volatility, dividends, interest rates and life.  As the fair value is based on observable data, this liability would a Level 2 in the fair value hierarchy.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(b)           Convertible debentures

In June 2008, the Company acquired convertible debentures in the aggregate principal amount of Cdn$55.0 million. Under Canadian GAAP, the convertible debentures were bifurcated into a principal and an option component for accounting purposes in accordance with CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"). The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due on maturity. The interest is capitalized to mining interests in accordance with the Company's accounting policy.

The Company implemented ASC 470-20 Debt with Conversion and Other Options effective January 1, 2009.  ASC 470-20 requires companies that issue convertible debt with cash settlement options to bifurcate the instrument into its equity and liability components which is consistent with existing Canadian GAAP.  Prior to the implementation of ASC 470-20 convertible debt was classified entirely as liabilities.  The implementation of ASC 470-20 has impacted the previously reported retained earnings from December 31, 2008 by $3.6 million, outstanding debt obligation at December 31, 2008 by $16.8 million, mineral interests by $1.2 million, and the equity component of convertible debentures at December 31, 2008 by $21.6 million.

 (c)           Commercial production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production. Under U.S. GAAP, the Company determines commencement of production whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to on ore body. For the year ended December 31, 2009, there was a Canadian to U.S. GAAP difference with respect to the determination of production for the Chesney project at the Peak Mine.

According to Canadian GAAP, the project has not yet commenced commercial production, while for U.S. GAAP purposes, production commenced and associated costs were expensed beginning on October 1, 2008. For U.S. GAAP purposes, the impact of this difference was to decrease revenues, operating expenses, depreciation and depletion expense and income tax expense for the year ended December 31, 2009 by $0.8 million, $0.3 million, $0.1 million and $0.1 million, respectively and increase net earnings for the year ended December 31, 2009 by $0.3 million.  For U.S. GAAP purposes, the impact of this difference was to increase revenues, operating expenses, depreciation and depletion expense and income tax expense for the year ended December 31, 2008 by $0.8 million, $0.3 million, $0.1 million and 0.1 million, respectively and increase net earnings for the year ended December 31, 2008 by $0.3 million.

(d)           Accounting for uncertainty in income taxes

While tax accounting rules are essentially the same under both U.S. GAAP and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities. On December 1, 2006, the Company adopted the provisions of ASC 740 Income Taxes (formerly FASB Interpretation, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48")) for US GAAP purposes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(d)           Accounting for uncertainty in income taxes (continued)

ASC 740 requires that the Company recognize in its consolidated financial statements, only those tax positions that are "more-likely-than-not" of being sustained as of the adoption date, based on the technical merits of the position. As a result of the implementation of ASC 740, the Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards established by ASC 740. Based on this review, the provisions of ASC 740 had no effect on the Company's financial position, cash flows or results of operations at either December 31, 2009 or December 31, 2008.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2009	2008
	$	$

Balance at January 1	2,701	-
Additions for tax positions taken during prior years	1,490	2,701
Balance at December 31	4,191	2,701

At December 31, 2009, the Company had $2.2 million (2008 - $1.6 million) of unrecognized tax benefits.  If recognized, this amount would be recorded as a benefit to income taxes on the consolidate statement of operations and, therefore, would impact the reported effective tax rate.

The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. During the year ended December 31, 2009, the Company recognized $0.9 million of interest and penalties (2008 - $0.1 million).  Under Canadian and U.S. GAAP, the Company has accrued $2.0 million (2008 - $1.2 million) for interest and penalties.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(d)           Accounting for uncertainty in income taxes (continued)

The following table presents the deferred income tax assets and liabilities by country.

	2009	2008
	$	$

Canada
Deferred tax assets	9,661	6,580
Deferred tax liabilities	(87,365)	(71,297)
	(77,704)	(64,717)
Australia
Deferred tax assets	-	-
Deferred tax liabilities	(25,712)	(18,473)
	(25,712)	(18,473)
Mexico
Deferred tax assets	-	-
Deferred tax liabilities	(163,668)	(138,188)
	(163,668)	(138,188)
United States
Deferred tax assets	30,459	-
Deferred tax liabilities	(68,703)	-
	(38,244)	-
	(305,328)	(221,378)

(e)	Share purchase warrants

Effective for January 1, 2009, U.S. GAAP does not allow equity-linked financial instruments not considered linked to the Company’s own stock to be included in the determination of shareholders equity.  The Company has share purchase warrants that have an exercise price denominated in Canadian dollars, which is different than the Company’s functional currency.

These warrants are equity-linked financial instruments that are not considered linked to the Company’s own stock due to the difference in the exercise currency and the Company’s functional currency.  U.S. GAAP requires these warrants to be recorded as a financial liability, with the resulting fair value changes being included in the determination of net earnings (loss).  The Company’s share purchase warrants are traded on a public exchange and have been valued using the quoted market prices which is Level 1 in the fair value hierarchy.

The fair value of the share purchase warrants on January 1, 2009 was $16.4 million which results in a cumulative adjustment to retained earnings of $122.4 million.  At December 31, 2009, the fair value of the purchase warrants was $29.7 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(f)           Pro forma financial information (unaudited)

The following unaudited pro forma information for the years ended December 31, 2009 and 2008 reflects the acquisition of Western Goldfields as if it had been completed as of January 1, 2009 and 2008.  These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the date indicated or that may be obtained in the future.

	2009	2008
	$	$

Revenues	364,453	239,335
Income (loss) from continuing operations	(223,663)	81,461
Net loss	(234,545)	(92,102)

Basic and diluted earnings per share
Income (loss) from continuing operations	(0.61)	0.28
Net loss	(0.64)	(0.32)

Weighted average number of shares outstanding
Basic	365,786	290,922
Diluted	365,786	291,412

(g)           Equity investments

Within mining interests, the Company includes its 30% interest in the El Morro project and accounts for this investment using the equity method.  The Company acquired its interest in the El Morro project as part of the Transaction with Metallica on June 30, 2008.  The Company’s share of net earnings for the year ended December 31, 2009 was $0.3 million (2008 - $nil).

(h)           Recently adopted accounting standards

(i)           Accounting Standards Codification

On July 1, 2009, the FASB Codification of U.S. GAAP was launched as the sole source of authoritative non-government U.S. GAAP.  The ASC is not intended to change U.S. GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.  This note to the consolidated financial statements has been updated to reflect the ASC standards.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(h)           Recently adopted accounting standards (continued)

 (ii)           Fair Value Measurement and Disclosure

In 2008 the Company implemented ASC 820 Fair Value Measurement and Disclosure, which define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The Company was required to implement ASC 820 only as it applied to fair value measurements that are required on a recurring basis. The implementation of ASC 920 did not have a material effect on the Company's consolidated financial statements. The Company implemented ASC 820 for non-financial assets and non-financial liabilities effective January 1, 2009, as allowed under the standard.  The implementation of this standard did not have a material effect on the Company's consolidated financial statements.

(iii)           Business Combinations

In 2009, the Company implemented ASC 805 Business Combinations. The major changes to accounting for business combinations are summarized as follows:

•	all business acquisitions would be measured at fair value;
•	pre-acquisition contingencies would be measured at fair value;
•	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration); and,
•
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

The statement is effective for periods beginning on or after December 15, 2008. The implementation of this standard has not resulted in any material differences between Canadian GAAP as U.S. GAAP for the acquisition of Western Goldfields.

(iv)           Equity-linked instruments denominated in a foreign currency

Effective for January 1, 2009, U.S. GAAP does not allow equity-linked financial instruments not considered linked to the Company’s own stock to be included in the determination of shareholders equity.  The Company has share purchase warrants that have an exercise price denominated in Canadian dollars, which is different that the Company’s functional currency.  These warrants are equity-linked financial instruments that are not considered linked to the Company’s own stock due to the difference in the exercise currency and the Company’s functional currency.  U.S. GAAP requires these warrants to be recorded as a financial liability, with the resulting fair value changes being included in the determination of net earnings (loss).

(v)           Debt with Conversion and Other Options

The Company implemented ASC 470-20 Debt with Conversion and Other Options effective January 1, 2009.  ASC 470-20 requires companies that issue convertible debt with cash settlement options to bifurcate the instrument into its equity and liability components.  The implementation of ASC 470-20 has impacted the previously reported retained earnings from December 31, 2008 by $3.6 million, outstanding debt obligation at December 31, 2008 by $16.8 million, mineral interest by $1.2 million and the equity component of convertible debentures at December 31, 2008 by $21.6 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(h)           Recently adopted accounting standards (continued)

 (vi)           Measuring fair value of liabilities

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-5, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009.  Prior guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant.  ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty thus requiring the fair value to reflect non-performance risk, including but not limited to the Company’s own credit risk.  The Company has adopted ASU 2009-05 in the fourth quarter of 2009 with no impact on the consolidated financial statements.

(i)	Significant future accounting developments

In the second quarter of 2009, the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”) which will be effective for fiscal year 2010.  The new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary and requiring a qualitative approach based on the power to direct activities.  The Company is assessing the impact of this amendment on its consolidated financial statements.